NYCE Co.

Own a piece of a building— and help wipe out wealth inequality

NYEG.CO NEW YORK NEW YORK

Technology Fin Tech Real Estate





WEALTH GAP,
ERADICATED

Financially, women and Millennials of color have been dealt the crappiest hand in history: $1.56 trillion in student loans and a racial wealth gap that will take 228 years to close. By partnering with 100K investors, we can help reverse this trend.

Philip Michael Founder, NYCE @ NYCE Co.



NYCE ABOUT UPDATES 0 GRAPEVINE 0 ASK A QUESTION 0

Why you may want to support us...

1. Grown from $850K in seed capital to $10.2M in assets—all without debt.
2. Company subsidiaries have $57M in projects under development, featured in Forbes, Entrepreneur and BiggerPockets.
3. Co-founder is a bonafide soccer star for FC Barcelona with over 500,000 followers on Instagram.
4. Founded by bestselling author, award-winning entrepreneurs, and a World Cup/FC Barcelona star.
5. Just began construction on 1st AI-powered smart tech building in Philadelphia, as seen in Forbes.
6. C-level and all-star advisory board of award-winning real estate professionals and Forbes 30 under 30 alumni.
7. NYCE zoning lawyer is behind approvals for 85% of Jersey City skyline projects.
8. At just $250, you'll have the opportunity to own part of NYCE Companies, Inc., which owns the subsidiaries purchasing the buildings.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Philip Michael
Founder, NYCE
Award-winning author/entrepreneur, built an eight-figure real estate portfolio in 24 months. Former director, content strategy at Bisnow Media leading up to the company's $50M sale.



Martin Braithwaite
Co-founder, NYCE
FC Barcelona, World Cup soccer player. Secured Euro 2020 berth for Denmark with goal against Ireland.





Philip Michael
General Counsel, NYCE
Award-winning businessman. Launched the retail component of HTH Kitchens, a Danish kitchen/bath franchise that became a 13-country franchise.

SEE MORE

Downloads

Mercer Deck v1.pdf

Temple I Deck v1.pdf

MILLENNIAL RACIAL WEALTH GAP

The Average Net Worth for Black/Hispanic Millennials is 35 cents per every dollar owned by White counterparts.

Millennials of color—women in particular—have been dealt one of the worst hand in recent history, creating a **$923.6B** wealth gap that will take 228 years to close.

The main driver behind this wealth inequality is the fact that Millennial minorities don't own real estate.



Homeownership Rate by Race & Ethnicity: Age 25-34
White
Black
Hispanic
Asian
VALUE
50.0%
40.0%
30.0%
20.0%
1990
1995
2000
2005
2010
2015
Source: Decemnial Cencus & American Community Survey



Racial/Gender Wealth Gap
60%-70%
Overall, women have around 60-70% of the net worth of men
6%
Black women with Bachelor's degrees have 6% of the wealth of white women.
2.5x
And black women with college degrees have 2.5x less wealth than non-blacks without HS diploma
$5.04
And black families have $5.04 net worth for every $100 held by white families

We're changing this. Invest $250 to own a piece of NYCE Companies, Inc, which has a $57 million real estate portfolio in NYC Metro and Philadelphia.

We want to help ERASE this troubling trend. According to Duke University, real estate/home ownership would narrow the racial wealth gap by 31%.

Our goal is to bring on over 100,000 Millennial moguls to co-own the real estate with us and collectively build generational wealth.



We just broke ground on a 100-BED Smart Tech Building in Philadelphia. 🙌



On the operational side, our actual real estate is the sh*t. Excellent locations, phenomenal value appreciation and the newest technology.

On the money side alone, your investment is collateralized against the actual real estate projects—stuff you can *see* and *feel*. Not just an idea, based on trends.



At the current growth rate, we hope to clear $100M in net asset value in the next 18-24 months. But more importantly than all that.

We have ACTUAL real value, not projections or wacky valuations based on trends.

Since launching in Nov. 2017 with $850K, our portfolio has grown to $10.2M—all from seed capital, without financing.



Once built, our AI-powered developments have a projected $57M value. And that doesn't include future deals.





Q3
• Rent out 50% of units TEMPLE
• Finish architectural plans on TEMPLE II
• 7500 MOGULS
Q4
• Complete construction on TEMPLE
• Rent out 50% of MERCER
• 10,000 MOGULS
30%
Marketing
30%
Tech/Product

18-Month Roadmap to $100M Valuation
$1.07M
Reg. CF offering
Limited offering at a discount to Series A (and Reg. A) valuation.
$10.2M
Existing assets, pre-construction
The underlying value of the land, as is, with no external financing, investments or debt.
$57M
Develop existing buildings
All owned, non-recourse financing secured at 2.5%-4%
$100M
New acquisitions
Profits from existing buildings will be rolled over into new acquisitions.
$250M?
100,000 partners
With 100K partners, at $50M, we can acquire $250M worth of real estate, using the 20% down payment model.



OUR TEAM

Our team consists of award-winning entrepreneurs, a Forbes 30 under 30 alum, and an all-star advisory board with billions in real estate owned and developed.

Our expert team includes:
Philip Michael
Founder, NYCE
Martin Braithwaite
Co-founder, NYCE
Dmitriy Ishimbayev
General Counsel
Michael Hallett
Project Manager/Builder
Eugene Paolino
Land Use & Zoning Attorney
DESIGNBLENDZ
Designblendz
Architect



PRESS

JydskeVestkysten
Braithwaite enters the real esta business in the United States w his uncle and grandfather
JydskeVestkysten
Forbes
How To Break Into Real Estate Investing As A Solopreneur
BØRSEN.
LØRDAG
Dansker har g succes efter få år
BØRSEN.
COMMERCIAL OBSERVER
New York Equity Group Closes $25M Real Estate Fund [Updated]

Forbes
New Barcelona Signing Marti Braithwaite And His Uncle Ju Broke Ground On Smart Hom Project In Philadelphia
Forbes
BiggerPockets
How I Made $575k From One Deal In Five Months — And How You Can, To
Philip Michael
BUSINESS INSIDER
Barcelona controversially signed a 28-year-old Danish forward for $19 million, and promptly slapped him with a $324 million release clause
BUSINESS INSIDER
BLACK ENTERPRISE
A MISSION TO INVEST IN 1,000 FOUNDERS OF COLOR BY 2020

Why equity crowdfunding?!?

Very simple. In order to own assets like these, high-profiled startups and more, you have to be what's called an "accredited investor."

TRANSLATION: You must be worth $1 million or make $200k a year. The average

Millennial is worth $8,000 on average.

Because of the JOBS Act and Wefunder, we can OPEN UP access to real estate ownership, right here on these pages. And it will allow us to fulfill our mission to create 100K Millennial moguls.

"OK, sounds good, I'm with the mission...but how do I make money here?"

OR

How do invest?!

Excellent question. For the first $1.07M ($50M total offering), you get in at a $25M valuation cap—well below the $57M value of our active projects. 💰

The first $250K of this offering will a 20% discount on the SAFE. We also intend to offer each investor receives an 8% annual return, compounded every year.

In other words, at just $250, you'll have the opportunity to own a piece of both past, present AND future buildings—and the technology.

(And you can say you've invested with a FC Barcelona World Cup soccer superstar! 😉)



A Community of Generational Wealth-Builders (vs. "debt-riddled consumers...")

Yes, the real estate is great. But you're really investing in a *mission*.

By teaming up with 100K—or more—investors, we have created a new group of wealth-builders vs. spenders—and that's how we put a dent in the US wealth gap.

By joining us in our mission, YOU have actively made a decision to put a stop to this widening wealth gap. You've made a decision to create the foundation for generational wealth.

So come join us. And let's do some epic ish. 🤩



Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄
We own, develop and operate tech-powered apartment buildings in NYC Metro, Philadelphia and Washington DC. Our current projects include the first smart tech building in Jersey City, an AI-powered co-living building by Temple University, and the first minority-owned high rise in Jersey City.

Where will your company be in 5 years? ⌄

Our mission is to partner with 100K Millennial investors to collectively own $1B of real estate. Based on our current traction, we hope to pass $100M valuation in the next 12 month. Investors in the round will purchase a SAFE, which gives them the potential to own equity in NYCE Companies, Inc., which owns the subsidiaries purchasing the buildings.

Why did you choose this idea? ⌄

Financially, women and Millennials of color have been dealt the crappiest hand in history: $1.56 trillion in student loans and a racial wealth gap that will take 228 years to close. By partnering with 100K investors, we can help reverse this trend.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Real estate, in of itself, is always a great idea for wealth accumulation. However, we want to action when it comes to "the wealth gap" and economic problems millennials face.

We put our own money in to start, became successful, raised more funding. Now we're in a position to scale while also providing access and opportunities for others.

How far along are you? What's your biggest obstacle? ⌄

The current cycle of real estate owned by the subsidiaries of NYCE Companies, Inc. is worth $57M once completed. By teaming up with 100K partners (at $250 apiece), we can scale up to $125M in net asset value—not including the existing portfolio.

Who competes with you? What do you understand that they don't? ⌄

Our competition are older landlords who have been around a long time. Because real estate is such a robust and trusted asset class, there's been very little innovation—thus creating the friction points. We're the exact audience we build for: Gen Y/Z, born in a digital era with different needs.

How will you make money? ⌄

We make money from rent, various fees, asset appreciation and liquidity events. We also have lower costs due to very favorable financing options.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Earthquakes. The rapture. In all seriousness, real estate is risky inherently. The biggest risks are construction, lack of rental demand, job and economic decline in the markets. This is why we focus on markets with steady fundamentals; student housing on campus of one of the largest colleges and affordable luxury in NYC.

What's unique about your product? ⌄

Our real estate is 100% tech-drive—meaning AI-powered VIP concierge, eScooter fleet, eSports amenity room, keyless/facial recognition and voice-powered amenities. From an operational standpoint, we have the best financing terms in the business, securing construction financing at 2.5% interest rates—3x less than competition.

How does investing in a SAFE work? ⌄

When you invest in this round, you're investing via a SAFE. The SAFE will convert to equity when we raise our next round of equity financing, at the better term to you of either the valuation cap ($25M) or the discount rate applied to the future valuation (if you invested during the early bird period). You can read more about how a SAFE works here: https://help.wefunder.com/contract/295248-safe?from_search=43536157